IAMGOLD CORPORATION

TSX: IMG **NYSE:** IAG

NEWS RELEASE

IAMGOLD REPORTS FIRST QUARTER 2018 RESULTS: NET EARNINGS UP 335%; OPERATING CASH FLOW UP 58%; GROWTH PROJECTS FIRMLY ON TRACK

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

For more information, refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2018.

Toronto, Ontario, May 7, 2018 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter ended March 31, 2018.

"We had an outstanding quarter," said Steve Letwin, President and CEO of IAMGOLD. "Earlier in the year we said our priorities were to meet expectations and to execute a robust set of growth projects. Gold production in the quarter was up year-over-year, with Essakane and Westwood setting record highs. All-in sustaining costs of $953 an ounce were down $118 an ounce from the fourth quarter of last year. A significant improvement in our bottom line drove operating cash flow up 58%. Annual production and cost guidance remains unchanged and our growth projects are firmly on track. At Essakane, the world's largest hybrid solar/thermal power plant was completed, and the pre-feasibility study for a heap leaching project, as part of our expansion of the mine, is nearing completion. In the second half of this year, we expect to have a mineral reserve estimate for Saramacca and a completed feasibility study for our Boto Gold Project. With recent resource estimates for our Monster Lake and Eastern Borosi projects, nearly all of our advanced greenfield projects have confirmed a resource."

First Quarter 2018 Highlights

Operating Performance

- Attributable gold production of 229,000 oz, up 7% from Q1/17.
- Attributable gold sales of 235,000 oz, up 11% from Q1/17.
- Cost of sales[1] of $741/oz sold, down $28/oz from Q1/17.
- All-in sustaining costs[2] of $953/oz sold, down $39/oz from Q1/17.
- Total cash costs[2] of $737/oz produced, down $29/oz from Q1/17.
- Gold margin[2] of $594/oz, up $130/oz from Q1/17.
- Production and cost guidance for 2018 maintained.

Financial Results

- Revenues of $314.5 million, up 21% from Q1/17.
- Gross profit of $75.8 million, up 117% from Q1/17.
- Net earnings attributable to equity holders of $42.3 million, or $0.09 per share; up from Q1/17 by $60.3 million, or $0.13 per share, representing a 335% increase.
- Adjusted net earnings attributable to equity holders[2] of $40.4 million, or $0.09 per share[2]; up from Q1/17 by $35.3 million, or $0.08 per share[2], representing a 692% increase.
- Net cash from operating activities of $106.0 million, up $39.1 million or 58% from Q1/17.
- Net cash from operating activities before changes in working capital[2] of $119.6 million, up $35.2 million from Q1/17.
- Cash, cash equivalents, short-term investments in money market instruments, and restricted cash of $856.3 million at March 31, 2018.

Strategic Developments

- On April 3, 2018, we reported a new resource estimate for the Eastern Borosi Project, comprising, on a 100% basis, 4.4 million tonnes of inferred resources grading 4.93 g/t Au and 80 g/t Ag for 700,500 ounces of contained gold and 11,359,500 ounces of contained silver, respectively.
- On March 28, 2018, we reported the first mineral resource estimate for the Monster Lake Project, comprising, on a 100% basis, 1.1 million tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces of contained gold.
- On March 19, 2018, we announced the completion of the 15 megawatt-peak solar power plant at our Essakane mine in Burkina Faso, which will save approximately 6 million litres of fuel per year and reduce carbon dioxide emissions by 18,500 tonnes annually.
- On March 6, 2018, IAMGOLD and its joint venture partner, Sumitomo Metal Mining Co., Ltd. ("SMM" or "Sumitomo"), were awarded the Prospectors and Developers Association of Canada's 2018 Viola R. MacMillan Award in recognition of their leadership in the financing and management of the Côté Gold Project as it advances towards development.
- On February 28, 2018, we announced further high-grade intersections from infill and expansion drilling at the Saramacca Project. Highlights included 11.73 g/t Au over 46.0 metres, 22.90 g/t Au over 15.0 metres, and 3.70 g/t Au over 31.5 metres.

Upcoming Growth Catalysts

- Mineral reserve estimate expected for Saramacca H2/18; production start expected H2/19.
- Completion of pre-feasibility study for Essakane's Heap Leach Project, as part of our expansion of the mine, expected Q2/18.
- Commissioning of oxygen plant to improve recoveries at Essakane expected Q4/18.
- Completion of Boto Gold feasibility study expected H2/18.
- Westwood ramp-up to full production expected by 2020.
- Completion of feasibility study at Côté Gold expected H1/19; potential production start 2021.
- Expect to receive remaining $95 million cash payment from Sumitomo by end of 2018 in conjunction with the sale of a 30% interest in the Côté Gold Project in June 2017.
- Targeting initial resource estimate for Nelligan Project in Quebec in Q4/18.
- Targeting initial resource estimate for Gossey satellite prospect at Essakane in Q4/18.
- Advance exploration at Brokolonko to confirm the presence of mineralization and evaluate the resource potential.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended March 31,	
Financial Results ($ millions, except where noted)	**2018**	2017
Revenues	$ 314.5	$ 260.5
Cost of sales	$ 238.7	$ 225.5
Gross profit	$ 75.8	$ 35.0
Net earnings (loss) attributable to equity holders of IAMGOLD	$ 42.3	$ (18.0)
Net earnings (loss) attributable to equity holders ($/share)	$ 0.09	$ (0.04)
Adjusted net earnings attributable to equity holders of IAMGOLD[1]	$ 40.4	$ 5.1
Adjusted net earnings attributable to equity holders ($/share)[1]	$ 0.09	$ 0.01
Net cash from operating activities	$ 106.0	$ 66.9
Net cash from operating activities before changes in working capital[1]	$ 119.6	$ 84.4
Key Operating Statistics		
Gold sales – attributable (000s oz)	235	212
Gold production – attributable (000s oz)	229	214
Average realized gold price[1] ($/oz)	$ 1,331	$ 1,230
Cost of sales[2] ($/oz)	$ 741	$ 769
Total cash costs[1] ($/oz)	$ 737	$ 766
All-in sustaining costs[1] ($/oz)	$ 953	$ 992
Gold margin[1] ($/oz)	$ 594	$ 464

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

2   Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

FIRST QUARTER 2018 HIGHLIGHTS

Financial Performance

- Revenues for the first quarter 2018 were $314.5 million, up $54.0 million or 21% from the same prior year period. The increase was primarily due to higher sales volume at Essakane ($25.4 million) and Westwood ($12.9 million), and a higher realized gold price ($23.9 million), partially offset by lower sales volume at Rosebel ($7.7 million).

- Cost of sales for the first quarter 2018 was $238.7 million, up $13.2 million or 6% from the same prior year period. The increase was primarily due to higher operating costs ($9.5 million), higher royalties expense ($2.8 million), and higher depreciation ($0.9 million). Operating costs were higher primarily due to higher energy costs at Essakane and Rosebel, a weaker U.S. dollar relative to the euro and the Canadian dollar, and higher operating costs at Westwood resulting from the continued ramp-up, partially offset by higher capitalized stripping due to mine sequencing at Essakane.

- Depreciation expense for the first quarter 2018 was $64.3 million, up $0.9 million from the same prior year period. The increase was primarily due to higher amortization of capitalized stripping, and higher production at Essakane, partially offset by an increase in reserves at Rosebel.

- Income tax expense for the first quarter 2018 was $11.8 million, up $3.1 million from the same prior year period. Income tax expense for the first quarter 2018 comprised current income tax expense of $22.5 million (Q1/17 - $11.4 million) and deferred tax recovery of $10.7 million (Q1/17 - $2.7 million). The increase in income tax expense was primarily due to changes in deferred income tax assets and liabilities, fluctuations in foreign exchange, and differences in the level of taxable income in IAMGOLD's operating jurisdictions from one period to the next.

- Net earnings attributable to equity holders for the first quarter 2018 were $42.3 million, or $0.09 per share, up $60.3 million, or $0.13 per share, from the same prior year period. The increase was mainly due to higher gross profit ($40.8 million), higher interest income, derivatives and other investment gains ($18.2 million), and lower finance costs ($3.5 million), partially offset by higher income tax ($3.1 million).

- Adjusted net earnings attributable to equity holders[2] for the first quarter 2018 were $40.4 million, or $0.09 per share[2], up $35.3 million, or $0.08 per share[2], from the same prior year period.

- Net cash from operating activities for the first quarter 2018 was $106.0 million, up $39.1 million from the same prior year period. The increase was mainly due to higher earnings after non-cash adjustments ($32.2 million) and higher net settlement of derivatives ($3.1 million).

- Net cash from operating activities before changes in working capital[2] for the first quarter 2018 was $119.6 million, up $35.2 million from the same prior year period.

Financial Position

- We ended the first quarter in a strong financial position, with Cash, cash equivalents, short-term investments in money market instruments and restricted cash of $856.3 million at March 31, 2018, up $40.5 million from December 31, 2017. The increase was primarily due to cash generated from operating activities ($106.0 million), partially offset by spending on Property, plant and equipment ($57.1 million) and Exploration and evaluation assets ($11.3 million).

Production and Costs

- Attributable gold production, inclusive of joint venture operations, was 229,000 ounces for the first quarter 2018, up 15,000 ounces from the same prior year period. The increase was due to higher grades at Essakane (16,000 ounces) and higher grades and continued ramp-up at Westwood (10,000 ounces), partially offset by lower grades at Rosebel (9,000 ounces) and lower throughput at the Joint Ventures (2,000 ounces).

- Attributable gold sales, inclusive of joint venture operations, were 235,000 ounces for the first quarter 2018, up 23,000 ounces from the same prior year period. The increase was primarily due to higher sales at Essakane (19,000 ounces) and Westwood (10,000 ounces), partially offset by lower sales at Rosebel (5,000 ounces) and the Joint Ventures (1,000 ounces).

- Cost of sales[1] per ounce for the first quarter 2018 was $741, down 4% from the same prior year period. The decrease was primarily due to higher sales volume and capitalized stripping, partially offset by higher energy costs at Essakane and Rosebel, and a weaker U.S. dollar relative to the euro and the Canadian dollar.

- Total cash costs[2] for the first quarter 2018 were $737 per ounce produced, down 4% from the same prior year period. The decrease was primarily due to higher production volume and capitalized stripping, partially offset by higher energy costs at Essakane and Rosebel, higher royalties driven by a higher gold price and a weaker U.S. dollar relative to the euro and the Canadian dollar.

- All-in sustaining costs[2] per ounce sold for the first quarter 2018 were $953, down 4% from the same prior year period. The decrease was primarily due to higher sales volume and capitalized stripping, partially offset by higher energy costs at Essakane and Rosebel, higher sustaining capital, and a weaker U.S. dollar relative to the euro and the Canadian dollar.

- While there was no impact on total cash costs[2] and all-in sustaining costs[2] for the first quarter 2018, the first quarter 2017 included a reduction of $3 per ounce produced and sold, respectively, for the normalization of costs and the revised ramp-up at Westwood. Total cash costs[2] and all-in sustaining costs[2] for the first quarter 2018 included realized derivative gains from fuel and currency hedging programs of $11 per ounce produced and $13 per ounce sold, respectively (Q1/17 - $nil and $nil).

- We maintain our full-year attributable production and cost guidance for 2018. Production in the second quarter is expected to be at a lower level than the first quarter and to trend upwards from there in the second half of the year. While first quarter production benefited from planned mining in higher grade areas augmented by significant positive grade reconciliation at Essakane and Westwood, the second quarter is expected to reflect the impact of scheduled mill maintenance activities at Rosebel and Essakane and the seasonal rains at Rosebel. All-in sustaining costs[2] are expected to move higher in the second quarter before trending downwards in the second half of the year.

Commitment to Zero Harm Continues

- The DART rate[3], representing the frequency of all types of serious injuries across all sites and functional areas for the first quarter 2018 was 0.78, above the Company's target of 0.50. Zero Harm remains our number one priority, and this year we are accelerating the deployment of a new Health and Safety Management System and new prevention initiatives across all sites.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

Three months ended March 31,	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)	
	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator								
Essakane (90%)	109	93	$ 712	$ 793	$ 665	$ 766	$ 914	$ 973
Rosebel (95%)	65	74	798	737	829	727	914	886
Westwood (100%)[3]	40	30	719	792	716	759	873	965
Owner-operator[4]	214	197	$ 741	$ 769	725	750	955	990
Joint Ventures	15	17			904	962	924	1,011
Total operations	229	214			$ 737	$ 766	$ 953	$ 992
Cost of sales[1] ($/oz)			$ 741	$ 769				
Cash costs, excluding royalties					$ 678	$ 715		
Royalties					59	51		
Total cash costs[2]					$ 737	$ 766		
All-in sustaining costs[2]							$ 953	$ 992

1 Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.
2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
3 There was no normalization of cost of sales per ounce for Westwood for the first quarter 2018 (Q1/17 - $25). Normalization of costs ended at the onset of the second quarter 2017.
4 Owner-operator cost of sales and all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 27 of the MD&A.
5

OPERATIONS ANALYSIS BY MINE SITE

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Essakane had another record quarter, with attributable gold production of 109,000 ounces up 17% from the same prior year period. The increase was mainly due to higher grades as a result of mine sequencing, and higher mill recoveries as mining continues in non-graphitic zones. Total material mined was 13% higher than the first quarter 2017, reflecting the commencement of mining at the Falagountou East pit.

Cost of sales of $712 per ounce sold and total cash costs of $665 per ounce produced for the first quarter 2018 were lower than the same prior year period by 10% and 13%, respectively. The decreases were primarily the result of higher sales and production volumes, and higher capitalized stripping due to mine sequencing, partially offset by higher energy costs, and a weaker U.S. dollar relative to the euro.

All-in sustaining costs of $914 per ounce sold for the first quarter 2018 were 6% lower than the same prior year period. The decrease was primarily due to lower cost of sales per ounce, including the positive impact of higher sales volume, partially offset by higher sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the first quarter 2018 was the positive impact of realized derivative gains from fuel and currency hedging programs of $18 per ounce produced and $21 per ounce sold, respectively (Q1/17 - losses of $1 and $1).

Essakane continues to benefit from mill improvements in 2017, as throughput exceeded annualized nameplate capacity of 10.8 million tonnes despite 85% hard rock content (Q1/17 - 90%). The pre-feasibility study for the Heap Leach Project is on track for completion by the second quarter 2018 with a construction decision expected in the second half of this year. The geometallurgical study to help better identify pockets of graphitic material in the ore zones was completed during the first quarter 2018, with validation of results on-going. In addition, construction of the oxygen plant which began in the fourth quarter 2017 is expected to be commissioned in the fourth quarter 2018. The oxygen plant is expected to increase recoveries through improved leach kinetics and to improve the efficiency of the circuit by reducing reagent consumption.

The construction of the solar power plant was completed during the first quarter 2018. The 15 megawatt-peak solar power plant is expected to decrease Essakane's fuel consumption by approximately 6 million litres per year and CO_2 emissions by 18,500 tonnes annually. The solar power plant will complement the existing 57 megawatt thermal power plant, making it the largest solar/thermal hybrid power plant in the world.

On the concessions surrounding Essakane, a second phase of delineation drilling commenced at the Gossey satellite prospect, located approximately 15 kilometres northwest of the Essakane operation. We expect to declare an initial resource estimate for Gossey by the end of this year.

Sustaining capital expenditures for the first quarter 2018 of $24.3 million included capitalized stripping of $19.1 million, capital spares of $2.5 million, and various other sustaining capital expenditures of $2.7 million. Non-sustaining capital expenditures for the first quarter 2018 of $11.1 million included tailings liners of $7.4 million, heap leach pre-feasibility study of $2.0 million, and various other non-sustaining capital expenditures of $1.7 million.

Outlook

While first quarter 2018 production benefited from expected higher grades and significant positive grade reconciliation, mill maintenance is scheduled during the second quarter. As a result, production is expected to be lowest in the second quarter. We maintain full-year production guidance of 380,000 to 395,000 attributable ounces. Capital expenditures are expected to be approximately $150 million, comprising $75 million for sustaining capital and $75 million for non-sustaining capital.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production of 65,000 ounces for the first quarter 2018 was 12% lower than the same prior year period, primarily due to lower grades and throughput. Grades were lower due to mine sequencing and the draw down of lower grade stockpiles. Mill throughput was lower mainly due to an increase in the hard rock blend.

Cost of sales of $798 per ounce sold and total cash costs of $829 per ounce produced for the first quarter 2018 were higher than the same prior year period by 8% and 14%, respectively. The increases were primarily the result of lower capitalized stripping due to mine sequencing, higher energy costs, and lower sales and production volumes.

All-in sustaining costs per ounce sold of $914 for the first quarter 2018 were 3% higher than the same prior year period. The increase was primarily due to higher cost of sales per ounce, including the impact of lower sales volume, partially offset by lower sustaining capital.

Following the announcement of the maiden resource estimate for the Saramacca deposit in September 2017, drilling continued to further refine the resource model and target resource expansions immediately adjacent to the initial resource pit shell. During the first quarter, we announced assay results from the remaining 60 diamond drill holes completed as part of its delineation drilling program in the fourth quarter of 2017. Highlights included: 11.73 g/t Au over 46.0 metres, 3.70 g/t Au over 31.5 metres, and 22.90 g/t Au over 15.0 metres (*see news release dated February 28, 2018*). The results will be incorporated into an updated resource model for use with the ongoing engineering studies. The program has continued to deliver strong results, which, when combined with the ongoing engineering studies, is expected to result in the declaration of a mineral reserve estimate in the second half of 2018. We intend to advance Saramacca towards production in the second half of 2019.

During the quarter, we were awarded the exploration rights to the Brokolonko property. Located 30 kilometres southwest of the Rosebel mill, Brokolonko is believed to be on the same mineralization trend as Saramacca, with high potential for yielding another source of higher grade softer rock.

The opportunities presented by Saramacca and Brokolonko, together with the significant increase in reserves at Rosebel and the continued focus on cost containment, are expected to extend the life of the mine and improve its profitability.

Sustaining capital expenditures for the first quarter 2018 of $8.1 million included capital spares of $3.1 million, capitalized stripping of $1.1 million, mobile equipment of $1.1 million, and various other sustaining capital expenditures of $2.8 million. Non-sustaining capital expenditures for the first quarter 2018 of $5.0 million related to the Saramacca deposit.

Outlook

Production at Rosebel is expected to be highest in the second half of 2018 as seasonal rains in the second quarter typically restrict access to higher grade zones at the bottom of the pits. Mill maintenance has also been scheduled for the second quarter. Grade improvement is expected in the second half of the year which will help mitigate the progressive increase in the proportion of hard rock. We maintain full-year production guidance of 295,000 to 310,000 attributable ounces. Capital expenditures are expected to be approximately $130 million, comprising $45 million of sustaining capital and $85 million of non-sustaining capital.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Westwood achieved record quarterly production of 40,000 ounces in the first quarter 2018, up 33% from the same prior year period. The increase was primarily due to higher grades, and the continued successful ramp-up resulting in higher throughput. While head grades to the mill for the quarter were higher than the same prior year period, they were lower than the grades mined due to the processing of marginal ore stockpiles to use available mill capacity as the mine continued to ramp-up. Head grade, excluding marginal ore for the first quarter 2018, was 8.56 g/t Au (Q1/17 - 6.95 g/t Au).

Underground development continued in the first quarter 2018 to open up access to new mining areas with lateral and vertical development of approximately 2,800 and 300 metres, respectively, averaging 35 metres per day. Westwood plans to complete 12.2 kilometres of underground development in 2018 (10.8 kilometres lateral and 1.4 kilometres vertical), with a focus on ramp breakthroughs and infrastructure development in future development blocks at lower levels.

Cost of sales of $719 per ounce sold and total cash costs of $716 per ounce produced for the first quarter 2018 were lower than the same prior year period by 9% and 6%, respectively. The decreases were primarily due to cost efficiencies from higher sales and production volumes with the continued ramp-up, partially offset by a weaker U.S. dollar relative to the Canadian dollar.

All-in sustaining costs of $873 per ounce sold for the first quarter 2018 were 10% lower than the same prior year period. The improvement was primarily due to lower cost of sales per ounce, including the impact of higher sales volume resulting from the continued ramp-up, partially offset by a weaker U.S. dollar relative to the Canadian dollar, and higher sustaining capital expenditures.

Westwood had been normalizing costs attributed to inventory in accordance with International Financial Reporting Standards since the seismic event in May 2015. Normalization of these costs ended at the onset of the second quarter 2017 when Westwood reached normal production levels. Costs for the first quarter 2017 were normalized by $0.7 million, which impacted total cash costs and all-in sustaining costs for the first quarter 2017 by $23 per ounce produced and $25 per ounce sold, respectively. Total cash costs and all-in sustaining costs for the first quarter 2018, included the positive impact of realized derivative gains from currency hedging programs of $8 per ounce produced and $11 per ounce sold, respectively (Q1/17 - gains of $1 and $1).

Sustaining capital expenditures for the first quarter 2018 of $6.0 million included deferred development of $4.7 million and various other sustaining capital expenditures of $1.3 million. Non-sustaining capital expenditures for the first quarter 2018 of $7.7 million included deferred development of $4.9 million, development drilling of $1.4 million, underground construction of $1.1 million, and various other non-sustaining capital expenditures of $0.3 million.

Outlook

Production at Westwood is expected to be more heavily weighted in the first half of 2018 with the mining of high grade stopes. The first quarter benefited from significant positive grade reconciliation. We maintain full-year 2018 production guidance of 125,000 to 135,000 ounces. Capital expenditures are expected to be approximately $65 million, comprising $20 million in sustaining capital and $45 million in non-sustaining capital.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production of 15,000 ounces for the first quarter 2018 was 6% lower than the same prior year period mainly due to lower throughput and recoveries. Total cash costs of $926 per ounce produced and all-in sustaining costs of $939 per ounce sold for the first quarter 2018 were 3% and 8% lower than the same prior year period, respectively, as a result of greater drawdowns of marginal ore stockpiles.

Sadiola is expected to produce between 50,000 and 60,000 ounces in 2018.

Discussions with the Government of Mali continue regarding the Sadiola Sulphide Project. Despite the Company's efforts and the benefits the Project would generate locally and to the Government of Mali, there has been no resolution around the terms critical to moving the Project forward. Subsequent to the end of the first quarter 2018 with the depletion of oxide ore, mining activities ceased and the mill is now processing stockpiles.

Although the Company remains committed to the Project, upon failing to reach an agreement the operation will enter a phase of suspended exploitation (care and maintenance) when stockpiles are exhausted which is expected by the second half of 2019.

DEVELOPMENT PROJECTS

Côté Gold Joint Venture Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM"). The Project hosts estimated mineral reserves as at December 31, 2017 on a 100% project basis comprising probable reserves of 196.1 million tonnes grading 0.94 g/t Au for 5.9 million ounces. Also on a 100% project basis, indicated resources (inclusive of reserves) are estimated at 281.2 million tonnes grading 0.89 g/t Au for 8.0 million ounces of gold and inferred resources of 76.5 million tonnes grading 0.50 g/t Au for 1.2 million ounces (*see news release dated February 12, 2018*).

During the first quarter, the joint venture partners working with Wood Group (formerly Amec Foster Wheeler) continued to work on the feasibility study which is expected to be completed in the first half of 2019. As part of the study, a delineation drilling program initiated in 2017 to further refine the resource model continued during the quarter with approximately 21,700 metres of diamond drilling completed. Geotechnical investigations to evaluate pit slope stability and to investigate proposed locations of key project infrastructure were also initiated.

Subject to an acceptable feasibility study, a favourable development environment and a positive construction decision by the Côté Gold Joint Venture, commercial production is expected to begin in 2021.

Regional exploration activities also continue within the 516-square-kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company's flexibility with respect to any future development decisions.

EXPLORATION

In the first quarter 2018, we spent $20.5 million on exploration and project studies compared to $14.2 million in the same prior year period. The increase is primarily due to increased spending on feasibility and other studies. Of the $20.5 million spent in the first quarter 2018, $8.3 million was expensed and $12.2 million was capitalized. The following summarizes the status of our most advanced greenfield projects:

Wholly-Owned Projects

Boto - Senegal

As reported previously, we announced the results of a pre-feasibility study ("PFS") for the Boto Gold project in the first quarter 2018 (*see news release dated February 12, 2018*). A technical report summarizing the PFS was subsequently filed on SEDAR.

Based on the results of the PFS, the Boto Gold Project hosts estimated mineral reserves as at December 31, 2017 comprising probable reserves of 26.8 million tonnes grading 1.64 g/t Au for 1.4 million ounces. Indicated resources (inclusive of reserves) are estimated at 37.4 million tonnes grading 1.60 g/t Au for 1.9 million ounces of gold and inferred resources are estimated at 11.0 million tonnes grading 1.66 g/t Au for 594,000 ounces of gold.

The PFS recommended the completion of a feasibility study ("FS") to validate and detail the elements of the development concept set out in the PFS, and which would include additional drilling, metallurgical testing, engineering and environmental studies, including hydrological, hydrogeological and geotechnical analyses. The FS has been initiated and is expected to be completed in the second half of 2018. Importantly, the FS contemplates using a mill throughput 25% higher than was used for the PFS.

Exploration activities supporting the FS and evaluating priority targets for additional mineral resources continued during the quarter and involved the completion of approximately 11,900 metres of diamond and reverse circulation drilling, including just under 1,800 metres for geotechnical investigations.

Siribaya - Mali

Effective December 31, 2017, total resources estimated for the Siribaya Project comprised indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces (*see news release dated February 12, 2018*).

During the first quarter 2018, we announced drilling results for the 2017 drilling program on the Diakha deposit which successfully delineated high-grade structures within the known resources and confirmed

extensions of the mineralization. Highlights included 6.79 g/t Au over 26.0 metres, including 20.52 g/t Au over 8.0 metres; 11.06 g/t Au over 18.0 metres, including 32.45 g/t Au over 6.0 metres; 7.65 g/t Au over 16.0 metres, including 28.94 g/t Au over 4.0 metres; and 2.01 g/t Au over 50.0 metres (see news release dated January 31, 2018).

Approximately 5,300 metres of diamond and reverse circulation drilling were completed during the quarter. The drilling program is designed to test for and confirm resource expansions at the Diakha deposit as well as to evaluate other identified exploration targets. The drilling results, along with those from the 2017 program, will be incorporated into the deposit model and used to update the mineral resources in 2018.

Pitangui - Brazil

Effective December 31, 2017, reported mineral resources at the São Sebastião deposit comprised an inferred resource of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces of gold (*see news release dated February 12, 2018).*

In the first quarter 2018, just over 2,800 metres of diamond drilling was completed with the objective of expanding resources at the São Sebastião deposit and testing priority exploration targets for additional zones of mineralization.

<u>**Joint Venture Projects**</u>

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

During the first quarter 2018, we announced an initial NI 43-101 compliant resource estimate for the Monster Lake Project comprising, on a 100% basis, 1,109,700 tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces of contained gold, assuming an underground mining scenario. The effective date of this resource estimate is February 26, 2018 (*see news release dated March 28, 2018*). A supporting NI 43-101 Technical Report will be filed on SEDAR in the second quarter 2018.

We also completed approximately 8,300 metres of diamond drilling during the quarter as part of our 2018 exploration program. The drilling program is focused on additional infill drilling targeting the upper part of the 325-Megane zone; testing for extensions along strike and at depth, and evaluating newly discovered areas of mineralization adjacent to the 325-Megane zone. Assay results will be reported once received, validated and compiled.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)

The Nelligan Project in the province of Quebec is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. ("Vanstar"). The agreement was amended on February 27, 2018 to grant IAMGOLD an immediate 51% interest in the property as well as in other identified claims for consideration of a C$ 2.15 million cash payment. As part of the Amending Agreement, we can acquire a further 24% interest to hold a total 75% interest, by completing further cash payments totaling C$2.75 million as well as an NI 43-101 compliant resource estimate and supporting technical report within four years. IAMGOLD then retains the right to earn an additional 5% interest to hold an 80% interest should it elect to complete a feasibility study at any time after it has vested a 75% interest in the Nelligan Project (*see Vanstar news release dated February 27, 2018*).

During the first quarter, we commenced the 2018 diamond drilling program, completing nearly 800 metres. The program is evaluating the resource potential of a recently discovered mineralization system, now referred to as the Renard Zone, located immediately north of the previously known Liam and Dan zones. Assay results will be reported once received, validated and compiled. An NI 43-101 resource estimate is targeted for the fourth quarter 2018.

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)

The 2018 drilling program at the Eastern Borosi project will target select mineralized zones for potential extensions as well as other priority targets for the presence of mineralization. During the first quarter 2018, approximately 1,800 metres of diamond drilling was completed.

On April 3, 2018, we reported an updated NI 43-101 resource estimate incorporating an additional 26,000 metres of drilling completed by the joint venture partners over the last four years. The estimate included initial resource estimates for the Blag, East Dome, Guapinol, and Vancouver veins, as well as updated mineral resource estimates for the Riscos de Oro and La Luna veins. The resource models assumed open pit extraction for the La Luna veins, and underground mining extraction for the other veins. The underground resource estimate comprised, on a 100% basis, inferred resources totaling 3,219,000 tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver. The open pit resource estimate comprised, on a 100% basis, inferred resources totaling 1,199,000 tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively. The effective date of this resource estimate was March 15, 2018 (*see news release dated April 3, 2018*). A supporting NI 43-101 Technical Report will be filed on SEDAR in the second quarter 2018.

Other

Loma Larga (formerly Quimsacocha) - Ecuador
IAMGOLD, through its 35.6% equity ownership of INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study ("PFS") supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (*see INV Metals news release dated July 14, 2016*). Based on the results of the PFS, INV Metals commenced a feasibility study that is expected to be completed at the end of 2018 (*see INV Metals news release dated June 22, 2017*).

End Notes (*excluding tables*)

[1] Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[2] This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

[3] The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Tuesday, May 8, 2018 at 7:00 a.m. (Eastern Daylight Time) for a discussion with management regarding IAMGOLD`s first quarter 2018 operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 2155#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", "Operations Analysis by Mine Site", "Development Project", and "Exploration", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are

not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "transformation", "targets", "significant", "outstanding", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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